Exhibit 99(d)(1)(r)

OHIO NATIONAL FUND, INC.

OPERATING EXPENSE LIMITATION AGREEMENT

ON BlackRock Advantage Large Cap Growth Portfolio

ON iShares Managed Risk Balanced Portfolio

ON iShares Managed Risk Moderate Growth Portfolio

ON iShares Managed Risk Growth Portfolio

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 14th day of October, 2022, by and between OHIO NATIONAL FUND, INC., an Ohio business trust (the “Fund”), on behalf of each series of the Fund identified as a Replacement Portfolio as set forth on Appendix A attached hereto (the “Replacement Portfolios”) and the investment adviser of the Portfolios, Ohio National Investments, Inc. (the “Adviser”).

WITNESSETH:

WHEREAS, pursuant to applicable law, The Ohio National Life Insurance Company and National Security Life and Annuity Company will substitute shares of the existing external portfolios (the “Existing Portfolios”) that are held in subaccounts of certain of their respective Separate Accounts for shares of the Replacement Portfolios as set forth below in Appendix A; and

WHEREAS, the Adviser renders advice and services to the Replacement Portfolios pursuant to the terms and provisions of an investment advisory agreement between the Fund and the Adviser (the “Management Agreement”); and

WHEREAS, as a condition of the substitution, the Adviser is required to enter into a written contract with the Replacement Portfolios whereby for a period of two years following the date that the Substitution is effected (the “Substitution Date”), the annual net operating expenses of each Replacement Portfolio will not exceed the annual net operating expenses of the applicable Existing Portfolio for the fiscal year ended December 31, 2021; and

WHEREAS, the Adviser desires to limit the Replacement Portfolios’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund (on behalf of the Portfolios) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Limit on Operating Expenses. The Adviser hereby agrees to limit each class of a Replacement Portfolio’s total Operating Expenses to an annual rate, expressed as a percentage of that Replacement Portfolio’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limit”). In the event that the total Operating Expenses of a Replacement Portfolio exceeds its Annual Limit, the Adviser will pay to the Replacement Portfolio, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Payment can be made by waiver of fees payable under the Management Agreement and/or reimbursement of other expenses of the Replacement Portfolio.

2. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to a Portfolio, is defined to include all expenses necessary or appropriate for the operation of the Portfolio, but does not include portfolio transaction and other investment-related costs (including brokerage fees and commissions); taxes; borrowing costs (such as interest and dividend expenses on securities sold short); fees and expenses associated with investments derivative instruments (including for example option and swap fees and expenses); any amounts payable pursuant to a distribution or service plan adopted in accordance with Rule 12b-1 under the Investment Company Act of 1940; any administrative and/or shareholder servicing fees payable pursuant to a plan approved by the Board of Directors of the Fund; expenses incurred in connection with any merger or reorganization; extraordinary expenses (such as litigation expenses, indemnification of Fund officers and Directors and contractual indemnification of Portfolio service providers); and other expenses that the Directors agree have not been incurred in the ordinary course of the Portfolio’s business.

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement in the three years following the date the particular expense payment occurred, but only if such reimbursement can be achieved without exceeding the applicable Annual Limit in effect at the time of the expense payment or the reimbursement.

4. Term. This Agreement shall become effective on the Substitution Date and shall remain in effect for a period of two years from that date.

5. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940 and any rules and regulations promulgated thereunder.

8. Binding Effect. Notice is hereby given that this Agreement is executed by the Fund on behalf of each Replacement Portfolio by an officer of the Fund as an officer and not individually and that the obligations of or arising out of this Agreement with respect to a particular Portfolio are not binding upon any of the Directors, officers or shareholders individually but are binding only upon the assets and property belonging to the Portfolios (and not upon any other Portfolio).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

OHIO NATIONAL FUND, INC.		OHIO NATIONAL INVESTMENTS, INC.
on behalf of the Replacement Portfolios listed on Appendix A hereto.

By:	/s/ Jeffery A. Bley, Jr.	By:	/s/ Gary Rodmaker
Its:	President	Its:	President

Appendix A

Existing Portfolio	Replacement Portfolio
Fidelity® VIP Contrafund® Portfolio (Service Class 2)	ON BlackRock Advantage Large Cap Growth Portfolio
TOPS® Managed Risk Balanced ETF Portfolio (Class 2 and Class 3 Shares)	ON iShares Managed Risk Balanced Portfolio
TOPS® Managed Risk Moderate Growth ETF Portfolio (Class 2 and Class 3 Shares)	ON iShares Managed Risk Moderate Growth Portfolio
TOPS® Managed Risk Growth ETF Portfolio (Class 2 and Class 3 Shares)	ON iShares Managed Risk Growth Portfolio

Portfolio	Operating Expense Limit
ON BlackRock Advantage Large Cap Growth Portfolio	0.85%
ON iShares Managed Risk Balanced Portfolio	0.75%
ON iShares Managed Risk Moderate Growth Portfolio	0.74%
ON iShares Managed Risk Growth Portfolio	0.74%